EXHIBIT 12.1
BMB MUNAI INC
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Year ended March 31,
	2008	2007	2006

Earnings/(loss):

Income / (loss) before income taxes	$ 31,206,982	$ 1,892,771	$ (5,309,290)
Add: Fixed charges	3,218,141	-	-
Add: Amortisation of capitalized interest	68,123	-	-
Less: Interest capitalized	(3,218,141)	-	-
Total earnings/(loss)	31,275,105	1,892,771	(5,309,290)

Fixed charges:

Interest expensed and capitalized	2,141,667	-	-
Amortized premiums, discounts, & bond costs	1,076,474	-	-
Total fixed charges	3,218,141	-	-
Ratio of earnings to fixed charges	9.72	-	-